SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 5)*


NAME OF ISSUER:  CardioTech International, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  14160C100

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Paul O. Koether
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-7220

DATE OF EVENT WHICH REQUIRES FILING:    April 8, 2003


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement:       (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   14160C100


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)    (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   702,434

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  702,434

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   702,434

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.0348%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.  SECURITY AND ISSUER

     On November 25, 1998, Asset Value Fund Limited Partnership ("Asset Value") filed a Schedule 13D in connection with its ownership of common stock, no par value per share ("Gish Shares") of Gish Biomedical, Inc., a California corporation ("Gish"). Gish's principal executive offices are located at 22942 Arroyo Vista, Rancho Santa Margarita, California 92688.

     As  described   below,   Gish  has  now  been   succeeded   by   CardioTech
International, Inc. ("CardioTech"), a Massachusetts corporation with principal executive offices at 78-E Olympia Avenue, Woburn, Massachusetts 01801.

     On April 7, 2003, stockholders of Gish exchanged shares of common stock of Gish for 1.3422 shares of the Common Stock of CardioTech (the "Transaction"). In the Transaction, Asset Value exchanged its 590,400 shares of Gish Shares for 792,434 shares of the common stock of CardioTech ("Shares"). Subsequent to the transaction, Asset Value sold Shares as reported in this Schedule 13D. The capitalized terms used in this Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since the date of the last filing and prior to the Transaction, Asset Value acquired 3,100 Gish Shares at an aggregate purchase price of $2,387.00, including brokerage commissions where applicable. Asset Value purchased the Gish Shares with its cash reserves. After the transaction Asset Value has sold 90,000 CardioTech Shares for the aggregate sale proceeds of $83,444.01 net of brokerage commissions where applicable.


Item 5.  INTEREST  IN  SECURITIES  OF THE ISSUER.

     (a) As of the close of business on April 8, 2003, Asset Value owned an aggregate of 702,434 of CardioTech Shares, or approximately 5.0348%.

     (b) Asset Value has the sole power to vote and dispose of 702,434 CardioTech Shares, or approximately 5.0348%.

     Percentage ownership is based upon the CardioTech Shares reported to be outstanding after the Transaction in the joint proxy statement/prospectus dated January 30, 2003.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit C -  Transactions in Shares for the past 60 days

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 9, 2003


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Treasurer and Secretary

                                   EXHIBIT C

                   Transactions in Shares for the Past 60 Days






                                NUMBER OF                        PRICE
  DATE                         SHARES SOLD                     PER SHARE*
--------                --------------------------         ------------------

4/8/03                          90,000                          $.9472